Exhibit 1

CONVENING NOTICE

This is the convening notice for an extraordinary general meeting of shareholders of Merus N.V. (the “Company”) to be held on December 31, 2019 at 15.00 p.m. (CET) at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) (the “EGM”).

The agenda for the EGM is as follows:

1.	Opening

2.	Appointment of Dr. S.A. Lundberg as executive director (voting item)

3.	Closing

No business shall be voted on at the EGM, except such voting item as included in the above-mentioned agenda.

The registration date for the EGM is December 3, 2019 (the “Registration Date”). Those who were shareholders of the Company, or who otherwise had voting rights and/or meeting rights with respect to shares in the Company’s capital, on the Registration Date and who were recorded as such in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent on the Record Date may attend and, if relevant, vote at the EGM (the “Persons with Meeting Rights”).

Persons with Meeting Rights who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM. This notice must be received by the Company no later than 17.00 p.m. (CET) on December 30, 2019. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the EGM. Persons with Meeting Rights may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders must present a copy of their proxies upon entry to the EGM, failing which the proxyholder concerned may be refused entry to the EGM. A proxy form can be downloaded from the Company’s website (http://www.merus.nl).

EXPLANATORY NOTES TO THE AGENDA

2.	Appointment of Dr. S.A. Lundberg as executive director (voting item)

Dr. Ton Logtenberg has resigned as executive director, President, Chief Executive Officer and Principal Financial Officer of the Company effective December 31, 2019 (the “Effective Date”).

The Company’s board of directors has made a binding nomination to appoint Dr. Sven (Bill) Ante Lundberg as executive director of the Company, effective as of the Effective Date, until the end of the annual general meeting of shareholders of the Company to be held in 2023. If this agenda item is passed at the EGM, Dr. Lundberg will no longer be a non-executive director of the Company as of that moment. The Company’s board of directors has appointed Dr. Lundberg President, Chief Executive Officer and Principal Financial Officer of the Company subject to his appointment as executive director of the Company becoming effective.

Dr. Lundberg has more than 15 years of experience in the pharmaceutical and biotechnology industries. Prior to joining the board, he was Chief Scientific Officer and the first US employee of CRISPR Therapeutics. He was responsible for establishing and growing R&D in the US and overseeing the first company CRISPR-based product from inception to regulatory filing for clinical trials. He was also Vice President and Head of Translational Medicine at Alexion, overseeing R&D from discovery through early development, as well as Director and Chief Medical Officer of Taligen Therapeutics. He has previously held roles of increasing responsibility in clinical drug development and medical affairs at Xanthus/Antisoma, Wyeth (now Pfizer), and Genzyme. Dr. Lundberg received an MD from Stanford and MBA from the University of Massachusetts. He completed post-doctoral training at the Whitehead Institute/MIT, and clinical training in Medicine and Medical Oncology from Harvard and the Dana-Farber Cancer Institute.